Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    November    2002



                         GLOBALTEX INDUSTRIES INC.
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange
Act of
1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

GLOBALTEX INDUSTRIES INC. ANNOUNCES PRIVATE PLACEMENT


VANCOUVER, BRITISH COLUMBIA, December 11, 2002 - Globaltex Industries Inc. (TSX-VE: GTX; NASD OTC: GBTXF) announces that it intends to arrange a non-brokered private placement for up to CDN$625,000, issuing up to 3,125,000 units at a price of CDN$0.20 per unit, each unit consisting of one common share and one warrant, one warrant being exercisable at a price of CDN$0.23 to purchase one common share for one year and exercisable at a price of CDN$0.27 to purchase one common share during the second year, subject to the necessary regulatory approvals. The funds will be for continuing work on the Pine Valley coal project, repaying Mitsui Matsushima Canada Ltd. for funds advanced during the 48,000 tonne coal trial cargo successfully completed earlier this year and general working capital.

Globaltex recently announced the positive results of the feasibility study on its Pine Valley coal project, located in northeast British Columbia which is suitable for relatively low cost, low strip ratio, open pit mining. The feasibility study projects a cumulative after mineral tax cash flow in excess of CDN$85 million over the project's estimated 14-year life, making the property highly economic. The internal rate of return is almost 27%. The feasibility study was prepared by Norwest Corporation, a leading international consulting and engineering firm retained by Pine Valley Coal Ltd. Recently, the Company successfully shipped 84,376 metric tons of high quality PCI coal, in two test shipments, to a leading steel manufacturer in Japan. Pine Valley Coal Ltd is held under a joint-venture arrangement owned two-thirds by
Globaltex, the operator of the property, and one-third by Mitsui Matsushima
 Canada Ltd.

GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO
###


Contact:
Mark Fields
President and CEO
(604) 682-4678
markfields@radiant.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other factors discussed in the Company's various filings with the Securities and Exchange Commission. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk factors" and elsewhere in documents filed.



Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                              Globaltex Industries Inc.

Date:     December 11, 2002                    " Mark Fields "
                                               President
                                               Chief Executive Officer